Exhibit 4.9

AMENDED AND RESTATED

ARTICLES OF ORGANIZATION

OF

ACCESS DIABETIC SUPPLY, L.L.C.

(Document # L00000002430)

The Articles of Organization of Access Diabetic Supply, L.L.C. (the “Company”) were filed on March 2, 2000. In accordance with Section 608.411, these Amended and Restated Articles of Organization of Access Diabetic Supply, L.L.C. have been duly executed and are being filed to amend and restate in their entirety all prior articles of organization filed on behalf of the Company. The Company’s Amended and Restated Articles of Organization are as follows:

ARTICLE I

The name of this limited liability company shall be: Access Diabetic Supply, L.L.C.

ARTICLE II

The mailing address and the street address of the principal office of the limited liability company shall be 2101 NW 33rd Street, Suite 2000, Pompano Beach, Florida 33069, with the privilege of having its offices and branch offices at other places within or without the State of Florida.

ARTICLE III

The registered office of this limited liability company is 2101 NW 33rd Street, Suite 2000, Pompano Beach, Florida 33069. The registered agent at that address is David A. Wallace.

ARTICLE IV

The Company is authorized to issue 50,000,000 shares of membership interest, which shares shall evidence the interests of the members of the Company, and which shares shall be designated either “Member Shares” or “Units” (which terms may be used interchangeably). The interests of the members of the Company shall be evidenced by the Membership Certificate issued by the Company setting forth the number of Member Shares or Units issued and outstanding in the name of such member.

ARTICLE V

This limited liability company shall be a manager-managed company.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Organization this 30th day of July, 2003.

/s/ David A. Wallace
David A. Wallace, Manager